OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Ohio Legacy Corp
(Name of Issuer)
Common shares, without par value
(Title of Class of Securities)
677399 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	677399 10 7

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	United Community Financial Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		146,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		146,000

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	146,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.59%as of November 9, 2006

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a). Name of Issuer:
     Ohio Legacy Corp
Item 1(b). Address of Issuer’s Principal Executive Offices:
305 West Liberty Street
Wooster, OH 44691
Item 2(a). Name of Persons Filing:
     United Community Financial Corp.
Item 2(b). Address of Principal Business Office or, if none, Residence:
United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503-1203
Item 2(c). Citizenship:
     Organized in Ohio
Item 2(d). Title and Class of Securities:
     Common shares, without par value
Item 2(e). CUSIP Number:
     677399 10 7
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 13(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership:
(a)	Amount Beneficially Owned: 146,000

(b)	Percent of Class: 6.59% as of November 9, 2006

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 146,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 146,000

(iv)	shared power to dispose or to direct the disposition of: -0-
Item 5. Ownership of Five Percent or Less of a Class:
     Inapplicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
     Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     Inapplicable
Item 8. Identification and Classification of Members of the Group:
     Inapplicable
Item 9. Notice of Dissolution of Group:
     Inapplicable
Item 10. Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED COMMUNITY FINANCIAL CORP.

Date: February 14, 2007	By:	/s/ Patrick A. Kelly
Name: Patrick A. Kelly
Title: Chief Financial Officer